January 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Jenn Do and Jeanne Baker

Re:                             Comment Letter Dated December 31, 2019

Hutchison China MediTech Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2018

Form 6-K filed July 30, 2019 for the Month of July 2019

File No. 001-37710

Dear Ms. Do and Ms. Baker:

On behalf of Hutchison China MediTech Ltd., a Cayman Islands company (the “Company”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated December 31, 2019 (the “Comment Letter”) relating to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2018, filed with the Commission on March 11, 2019 (the “Form 20-F”), and the Company’s Form 6-K filed on July 30, 2019.

For reference purposes, the comments set out in the Comment Letter are reproduced in bold in this letter and the corresponding responses of the Company are shown below each comment.

Form 20-F for the Fiscal Year Ended December 31, 2018

Note 3.  Summary of Significant Accounting Policies Revenue recognition-Commercial Platform, page F-18

1.                                      You indicate that where you are the principal (i.e. recognize sales of goods on a gross basis), you generally obtain control of the goods for distribution. You also indicate that where you are the agent (i.e. recognize sales of goods on a net basis), you generally do not obtain control of the goods for distribution. We have the following comments in this regard:

•                  Please quantify and explain the circumstances under which (i) you do not obtain control of goods but recognize those sales on a gross basis and (ii) you obtain control of the goods but recognize those sales on a net basis.  Refer to ASC 606-10-25-25 and ASC 606-10-55-36 through 55-40; and

•                  You disclose on page 177 that revenue from the Commercial Platform decreased during 2018 primarily due to the implementation of the two-invoice system in China in October 2017 at which time you started recording the service fees you earn from the distribution of certain third-party drugs instead of recording the gross sales of such products as you had done previously.  With reference to the specific terms of the agreements underlying your original and restructured distribution and logistics network, explain your basis for gross versus net reporting in each period presented.

RESPONSE:

In response to the Staff’s first comment, the Company has not recognized revenue in either of the circumstances specified in clauses (i) or (ii) to date.  In light of the foregoing, we will revise our disclosure on revenue recognition in future filings to state “Where the Group obtains control of the goods for distribution, it is the principal (i.e. recognizes sales of goods on a gross basis). Where the Group does not obtain control of the goods for distribution, it is the agent (i.e. recognizes provision of services on a net basis).”

In response to the Staff’s second comment, the background is that Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“Hutchison Sinopharm”), which is a subsidiary of the Group, entered into a distribution agreement in 2015 to become a first-tier distributor to sell, distribute and market AstraZeneca’s quetiapine tablets (under the Seroquel trademark), a medication to treat schizophrenia and bipolar disorder, in all of China.  This original distribution agreement resulted in a buy-sell distribution model whereby AstraZeneca sold Seroquel directly to Hutchison Sinopharm.  Hutchison Sinopharm had the full commercial sales function and was responsible for maintaining the Seroquel inventory and sales and distribution (including logistics, promotion and marketing) of Seroquel to hospitals and clinics as well as other distributors throughout China.  Hutchison Sinopharm was primarily responsible for shipping the inventory to these customers, had title to and control of the inventory after taking delivery from AstraZeneca (i.e., obtaining the right to direct its use, obtain the benefits and bear the inventory risk), bore credit risk and negotiated pricing with each customer.  Therefore, our consolidated revenues reflected the total gross sales of Seroquel under the buy-sell distribution model, under both ASC 605 and upon adoption of ASC 606.

The arrangement with AstraZeneca began to shift to a fee-for-service model in October 2017 when China started implementing a new regulatory two-invoice system policy on a province-by-province basis.  In China, an invoice is issued each time legal title of the inventory is transferred from one entity to another.  When inventory passes through a number of distributors before it gets to the end user/consumer, many invoices are issued.  The purpose of the two-invoice system is to restrict the number of layers in the drug distribution system in China in order to improve transparency and efficiency.  The two-invoice system applies to sales to public medical institutions and requires a drug manufacturer to issue the first invoice to its distributor followed by the distributor issuing a second invoice directly to the hospitals and clinics (i.e., the end customers).  As a result, only one distributor is permitted to distribute drug products between the manufacturer and the hospital and clinics.  However, for certain provinces in China that either exempted the counting of invoices to exclusive distributors or that allowed a longer transition period to implement the new policy, the original buy-sell distribution model was still valid.  Therefore, during the years ended December 31, 2017 and 2018 and the six months ended June 30, 2019, Hutchison Sinopharm recognized revenue under both the buy-sell distribution model and the fee-for-service model.

The two-invoice system effectively precluded Hutchison Sinopharm from taking ownership of the product through the buy-sell distribution model, because it would have meant that more than two invoices would be issued in the distribution chain.  As a result of this new regulatory requirement, Hutchison Sinopharm and AstraZeneca agreed that a change in the roles and responsibilities of the parties was necessary to cater to those provinces that have implemented the two-invoice system and entered into two supplemental agreements.  The first supplemental agreement was entered into in August 2017 and established a general framework where AstraZeneca would retain the Seroquel sales and distribution function in certain provinces and Hutchison Sinopharm would continue to carry out the promotional and marketing functions.  The net effect was that Hutchison Sinopharm was entitled to a fee calculated by reference to the original agreement between the parties for its promotional and marketing functions. The second supplemental agreement was entered into in June 2018 and further clarified the roles and responsibilities of each party, as well as more specifically defining the service charge for which Hutchison Sinopharm was entitled for carrying out its promotional and marketing functions (the specific terms state “AstraZeneca appoints Hutchison as the provider of the Services in relation to the Products in the Territory and, in consideration of the Service Charges to be paid by AstraZeneca to Hutchison, Hutchison agrees to provide to AstraZeneca the Services in accordance with and subject to this Agreement.”).

The effect of the supplemental agreements was that AstraZeneca became primarily responsible for shipping the product to customers and maintaining control of and bearing the risks of the inventory prior to on-selling to public hospitals and clinics.  Conversely, Hutchison Sinopharm ceased to purchase the product from AstraZeneca or sell it to hospitals or other distributors.  As noted above, Hutchison Sinopharm retained responsibility for performing promotional and marketing activities, as well as encouraging, monitoring and transmitting orders from hospitals and local distributors to AstraZeneca for which it received a fee.  Thus, under the supplemental agreements, Hutchison Sinopharm no longer obtained “control” of the inventory as defined in ASC 606-10-25-25 (as assessed further below), and since Hutchison Sinopharm only provided services for which it received a service fee, our consolidated revenue reflected the total net service revenue charged to AstraZeneca under the fee-for-service model, consistent with the guidance in ASC 606-10-55-36 through 55-40.

To reach a conclusion that net reporting was appropriate, we assessed the specific terms of the supplemental agreements using the principle of control under ASC 606-10-25-25, with the specified good or service assessed being the Seroquel inventory, as follows:

According to ASC 606-10-25-25, control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways, such as by:

a)                 Using the asset to produce goods or provide services (including public services) — Under the supplemental agreements, Hutchison Sinopharm did not have legal title or physical possession of the goods and was not able to use the goods to produce other goods or provide services, or sell the goods to others. AstraZeneca, not Hutchison Sinopharm, was the party who directly sold goods to the customers.

b)                 Using the asset to enhance the value of other assets — Hutchison Sinopharm did not have legal title or physical possession of the goods and was not able to use the goods to enhance the value of other assets.

c)                  Using the asset to settle liabilities or reduce expenses — Hutchison Sinopharm did not have legal title or physical possession of the goods and was not able to use the goods to settle liabilities or reduce expenses.

d)                 Selling or exchanging the asset — Hutchison Sinopharm did not have legal title or physical possession of the goods. Therefore, Hutchison Sinopharm was not able to sell or exchange the goods.

e)                  Pledging the asset to secure a loan — The legal title of the goods belonged to AstraZeneca before delivery to the customers and Hutchison Sinopharm had no right to pledge the goods to secure a loan.

f)                   Holding the asset — The physical possession of the goods was with AstraZeneca and was directly passed to the customer. Hutchison Sinopharm never held the goods.

Furthermore, management also assessed the 5 indicators for transfer of control under ASC 606-10-25-30 as set out below:

1.              The entity has a present right to payment for the asset — AstraZeneca (instead of Hutchison Sinopharm) had a present right to payment from the customers for the goods upon delivery; AstraZeneca did not have a right to payment from Hutchison Sinopharm for the goods.

2.              The customer has legal title to the asset — the legal title to the goods passed directly from AstraZeneca to the customers upon delivery; Hutchison Sinopharm never obtained title to the goods.

3.              The entity has transferred physical possession of the asset — the physical possession of the goods passed directly from AstraZeneca to the customers upon delivery; Hutchison Sinopharm never obtained physical possession of the goods.

4.              The customer has the significant risks and rewards of ownership of the asset — the significant risks and rewards of ownership of the goods passed directly from AstraZeneca to the customers upon delivery; Hutchison Sinopharm did not obtain the significant risks and rewards of ownership of the goods, as described above in not being able to pledge or sell the goods, nor taking on inventory obsolescence or damage risk.

5.              The customer has accepted the asset — The customers (instead of Hutchison Sinopharm) inspected the quality of the goods and accepted the delivery.

Based on the assessment of control above, Hutchison Sinopharm did not have the ability to direct the use of, and obtain substantially all of the remaining benefits from, the Seroquel inventory, and control of the goods did not pass from AstraZeneca to Hutchison Sinopharm under the supplemental agreements. Therefore, Hutchison Sinopharm did not control the Seroquel inventory before it was transferred to the customer, and Hutchison Sinopharm is an agent under ASC 606-10-25-38 under the supplemental agreements.

Although we believe that the principle of control is not met under the supplemental agreements as described above, we did also consider the gross versus net reporting indicators under ASC 606-10-25-39 as follows:

•                  The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

Under the supplemental agreements, AstraZeneca was responsible for fulfilling purchase orders duly placed and accepted from the customers. AstraZeneca was also responsible for handling the physical delivery (including return for quality issue) and owned the title of the goods before delivery to the customers.  It also needed to ensure that the goods are of the quality according to the product specifications and was obliged to accept returns and compensate for the loss should there be any quality issue with the goods.

The supplemental agreements acknowledge that due to the two-invoice system, Hutchison Sinopharm was unable to distribute Seroquel in specific provinces.  Therefore, Hutchison Sinopharm was appointed to only provide promotional and marketing services to AstraZeneca, including customer support, resolving customer complaints and any issues other than product quality, educating healthcare professionals about Seroquel and organizing academic and best practice sharing events.

Indicator:  AstraZeneca was primarily responsible for fulfilling the promise to provide Seroquel to the customer.  While Hutchison Sinopharm had a relationship with the customer and was responsible for resolving customer complaints as part of its promotional and marketing functions, Hutchison Sinopharm was not the primary obligor.

•                  The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer.

Under the supplemental agreements, Hutchison Sinopharm was no longer required to distribute, buy or sell the product in the specified provinces. Accordingly, Hutchison Sinopharm did not take legal title or physical possession of the goods, and therefore, Hutchison Sinopharm no longer bore any inventory risk.

AstraZeneca is the manufacturer and fulfilled the purchase orders from the customers. AstraZeneca also maintained title and physical possession of the goods before the goods were delivered to the customers and took title and physical possession of the goods if they were returned by the customers due to quality issues.  According to the supplemental agreements, AstraZeneca’s responsibilities included warehousing, order taking, packing, shipping, transport to customer and returns. Therefore, as AstraZeneca had control of the Seroquel inventory, it also bore inventory risk.

As described above, once a delivery plan from Hutchison Sinopharm was accepted by AstraZeneca, it became binding on all parties. In situations where the customer did not take delivery of a duly placed and accepted purchase order under the delivery plan, Hutchison Sinopharm was responsible for compensating any losses incurred by AstraZeneca since it coordinated the purchase orders from the customers.

Indicator:  Hutchison Sinopharm did not have inventory risk. Additionally, in the remote situation where Hutchison Sinopharm was required to accept responsibility for a customer not taking delivery of a duly placed and accepted purchase order, such result was a part of Hutchison Sinopharm’s promotional and marketing services and a protective clause to AstraZeneca only, and it does not conclusively indicate that Hutchison Sinopharm was accepting inventory risk.

•                  The entity has discretion in establishing the price for the specified good or service.

As AstraZeneca retained and was responsible for the commercial sales function, it effectively had the responsibility to set the price with its customers and invoice accordingly.  In China, the maximum price which may be charged for drugs sold to public medical institutions is determined through a centralized public tender process which is organized by provincial or municipal government agencies. Drug manufacturers are required to submit tender price bids directly to participate in this centralized tender process. The bids are assessed by a committee composed of pharmaceutical experts based on a number of factors, including but not limited to, bid price and product quality. Only pharmaceuticals whose pricing has been approved in the centralized tender process may be purchased by public medical institutions funded by the government in the relevant region.

Since AstraZeneca is registered as the manufacturer of Seroquel with the National Medical Products Administration of China, it is responsible for all regulatory matters related to the product, including submitting tender bids for Seroquel during the tender process. Therefore, AstraZeneca is the party that is responsible for participating in this competitive bidding process that in effect sets the price ceilings for Seroquel.

On the other hand, under the supplemental agreements, Hutchison Sinopharm was responsible for negotiating with customers on the sales discounts or rebates to be provided, confirming the unit purchase price with the customers to AstraZeneca, confirming the quarterly sales discounts or rebates with the customer, and resolving any dispute in relation to the sales discounts or rebates. Therefore, Hutchison Sinopharm had discretion with regard to sales discounts or rebates to customers, which were in practice limited to a narrow range based on market factors. According to ASC 606-10-55-39(c), an agent, such as Hutchison Sinopharm, can have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods to be provided by other parties, such as AstraZeneca, to customers.

Indicator:  Based on the assessment above, both AstraZeneca and Hutchison Sinopharm have indicators that they have some discretion over pricing because both were involved in establishing the price for Seroquel.  While AstraZeneca was responsible for the tender bidding process which set the ceiling price for the products, Hutchison Sinopharm had the right to negotiate the final discounts or rebates within a narrow range to AstraZeneca’s customers; therefore, it was not conclusive whether AstraZeneca or Hutchison Sinopharm had sole discretion over pricing.

As disclosed in the Form 20-F, AstraZeneca subsequently assigned its rights under these agreements to a third party, and we continued to recognize the net service fees charged to such third party under the same fee-for-service model, with the analysis of the foregoing indicators remaining unchanged.

Based on the assessment of the principle of control described in ASC 606-10-55-37, supplemented by consideration of the indicators described in ASC 606-10-55-39, all as described above, we ultimately determined that under the supplemental agreements, Hutchison Sinopharm does not control the Seroquel inventory before it is transferred to the customer.  Therefore, transactions under the fee-for-service model are appropriately accounted for as services revenue on a net basis.

Note 23. Segment Reporting, page F-51

2.                                You indicate that the performance of the reportable segments is assessed based on three measurements: (a) losses or earnings of subsidiaries before interest income, interest expense, income tax expenses and equity in earnings of equity investees, net of tax (“Adjusted (LBIT)/EBIT” or “Adjusted LBIT”), (b) equity in earnings of equity investees, net of tax and (c) operating (loss)/profit. You present all three measures in your tabular presentations on pages F-52 and F-53. We note that the reported measure should be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your financial statements. Refer to ASC 280-10-50-28 and ASC 280-10-55-9 and 55-10 and address which measure should be reported. Please note that additional segment profit or loss measures may be presented outside of your financial statements and footnotes as non-GAAP measures if they comply with Regulation G and Item 10(e) of Regulation SK.

RESPONSE:

Our chief operating decision maker evaluates operating performance based on operating (loss)/profit, Adjusted (LBIT)/EBIT and equity in earnings of equity investees (net of tax).  We had presented all three measures in the Form 20-F as ASC 280-10-55-9 states “the reported measure shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the public entity’s consolidated financial statements.”  Therefore, we had previously interpreted this guidance to mean that more than a single performance measure may be presented.  Having considered the Staff’s comment, we believe operating (loss)/profit is most consistent with those used in measuring the corresponding amount in our consolidated financial statements and will revise our disclosure on segment reporting in future filings to state “The performance of the reportable segments is assessed based on operating (loss)/profit.”

Form 6-K filed July 30, 2019 for the Month of July 2019

Exhibit 99.1

Use of Non-GAAP Financial Measures and Reconciliation, page 27

3.                                      You believe the presentation of adjusted R&D expenses provides useful and meaningful information about your ongoing R&D activities by enhancing investors’ understanding of the scope of your normal, recurring operating R&D expenses. We have the following comments regarding this non-GAAP measure:

•                                          Provide us a reconciliation of your R&D expenses as presented in accordance with GAAP to-your adjusted R&D expenses. Please address the nature of each reconciling adjustment;

•                                          Tell us why your research and development expenses recognized in your consolidated statements of operations do not represent your normal, recurring operating R&D expenses; and

•                                          Explain why you believe Segment operating loss-Innovation Platform represents your most directly comparable GAAP measure. In this regard, it is unclear why the research and development expenses recognized in your consolidated financial statements does not represent your most directly comparable GAAP measure.  Refer to Item 10(e)(i)(A) of Regulation S-K.

RESPONSE:

The Company is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products, and is comprised of multiple distinct businesses, joint ventures and collaborations which contribute to the consolidated financial results of our group. Within our organizational structure, we have a separate Innovation Platform with over 400 scientists and staff, which is fully dedicated to drug discovery and R&D efforts to develop targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.

The core business function of the Innovation Platform is its R&D activities which in substance encompass the following:

•                  R&D activities covering drug discovery, development, manufacturing and regulatory functions.

•                  Administrative activities and infrastructure to support the R&D teams and the Innovation Platform’s large-scale operations.

•                  Our equity investee, Nutrition Science Partners, which has focused on developing certain botanical drug candidates.

•                  Collaborations with corporate partners, including AstraZeneca and Eli Lilly, which provide funding and access to our partners’ scientific, development, regulatory and commercial capabilities.

The presentation of adjusted R&D expenses is a non-GAAP measure for the Innovation Platform operating loss, which is a GAAP measure.  It is designed to provide useful information about our ongoing total investment associated with the resources allocated to progressing our R&D pipeline within the Innovation Platform, which enhances investor understanding of the full scope of our normal, recurring expenditures related to this distinct operation.  As the results of the Innovation Platform are classified into different line items in our consolidated statements of operations, such as research and development expenses per GAAP, equity in earnings of equity investees and administrative expenses, we believe it is necessary to reference the “Segment operating loss — Innovation Platform” in order to provide investors with a complete view of our investment into the Innovation Platform.  As such, we believe the most directly comparable GAAP measure for adjusted R&D expenses is “Segment operating loss — Innovation Platform.”

We believe the “research and development expenses” recognized in our consolidated statements of operations do not fully represent our normal, recurring operating R&D expenses because such line item excludes expenses that are classified into other lines in our consolidated statements of operations per GAAP.  A key item excluded is equity in earnings of equity investees for the R&D activities performed by Nutrition Science Partners.  In addition, significant administrative effort and infrastructure is required to directly support the Innovation Platform’s operations, and such investments are included in administrative expenses per GAAP.  Since “Segment operating loss — Innovation Platform” includes equity in earnings of equity investees and administrative expenses, we believe it best represents the full-scope of our investment into the Innovation Platform.

In addition, “Segment operating loss — Innovation Platform” includes revenue from fees paid by our collaboration partners to us for the performance of certain research and development services, which revenue offsets in part our aggregate investment in research and development.  Since not all of our drug candidates are partnered, we exclude the impact of this revenue in adjusted R&D expenses to enhance the investor’s ability to identify trends in our aggregate investment in the Innovation Platform, without netting out revenue paid by collaboration partners with respect to specific drug candidates.

In summary, the Company’s objective is to provide an adjusted operating segment measure as opposed to an adjusted consolidated measure.  Therefore, the Company has reconciled to the segment operating loss which is a GAAP measure.  To more clearly describe the nature of this non-GAAP measure, the Company intends to refer to it in future filings as “adjusted Innovation Platform segment operating loss” instead of “adjusted R&D expenses.”

While we do not intend to present the following reconciliation in future filings as we do not believe R&D expenses is the mostly directly comparable GAAP measure, we are furnishing such reconciliation from R&D expenses as presented in accordance with GAAP to adjusted R&D expenses (non-GAAP) as requested:

Reconciliation between R&D expense (GAAP) and Adjusted R&D expense (non-GAAP)

	FY 2018	FY 2017	FY 2016	H1 2019	H1 2018
			(in US$’m)
R&D expense (GAAP)	(114.2)	(75.5)	(66.9)	(69.3)	(60.1)
Add:
Equity in earnings of equity investees, net of tax	(19.0)	(4.5)	(4.2)	0.2	(2.3)
Administrative expenses	(9.7)	(6.6)	(5.4)	(5.9)	(4.2)
Total other income/(expenses)	0.7	(1.4)	0.4	0.5	(0.1)
Adjusted R&D expense (Non-GAAP)	(142.2)	(88.0)	(76.1)	(74.5)	(66.7)

*      *      *

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me by phone at (852) 2121-3809 or by facsimile at (852) 2128-8281, or you may contact our outside legal counsel, Paul W. Boltz, Gibson, Dunn & Crutcher, at (852) 2214-3723.

Very truly yours,

/s/ Johnny Cheng

Johnny Cheng

Chief Financial Officer

(Principal Financial Officer)

cc:                                Christian Hogg, Chief Executive Officer

Charles Nixon, General Counsel

Vincent Cheuk, PricewaterhouseCoopers

Paul W. Boltz, Gibson, Dunn & Crutcher